Exhibit 99.2

American Lithium files TLC PEA Report Highlighting Potential for Excellent Project Economics

PFS for TLC immediately Launched with DRA Global; Bulk Sampling Commenced

VANCOUVER, British Columbia, March 20, 2023 (GLOBE NEWSWIRE) -- American Lithium Corp. (“American Lithium” or the “Company”) (TSX-V:LI | NASDAQ:AMLI | Frankfurt:5LA1) announces it has filed an independent National Instrument 43-101 Technical Report (the “Report”) on the Preliminary Economic Assessment (“PEA”) for the Tonopah Lithium Claims (“TLC”) project located in the Esmerelda lithium district northwest of Tonopah, Nevada. Highlights of the PEA were previously announced on February 1, 2023. The PEA and accompanying Technical Report were completed by DRA Global and Stantec Consulting Services Inc. (“Stantec”) and demonstrate that the TLC project has the potential to become a substantial, long-life producer of low-cost, high purity lithium carbonate (“LCE”).

The Company also announces that it has engaged DRA Global as lead engineer for the TLC Preliminary Feasibility Study (“PFS”). As part of the initial PFS work, large diameter (5.7”) diamond core drilling has commenced at TLC with 10 holes planned to target 10-15 tonnes of high grade TLC lithium claystone mineralization. The 10-hole program is spread throughout the proposed PEA mine plan footprint and will provide sufficient quantity and variability of mineralized material for detailed metallurgical and pilot process plant testing later in the year.

Simon Clarke, CEO of American Lithium states, “We are extremely pleased to have filed the PEA for TLC which shows the strong economic potential of the Project utilizing best of breed conventional mining and recovery techniques. The report is based on detailed process metallurgical work with robust mining and processing operating and capital costing, which allows us to move directly into our PFS work and should enable us to fast-track that process. We have commenced large diameter drilling at TLC to collect sufficient material for our detailed metallurgical test work to be undertaken in close consultation with DRA, enabling the completion of the PFS and running of pilot operations.”

Key Highlights of February 1, 2023 News Release:

TLC PEA Highlights (Base Case – Ramp-up Production Li only production):

  Pre-tax Net Present Value (“NPV”)8% $3.64 billion at $20,000/tonne (“t”) LCE
  After-tax NPV8% $3.26 billion at $20,000/t LCE
  Pre-tax Internal Rate of Return (“IRR”) of 28.8%
  After-tax IRR of 27.5%
  PEA mine and processing plan produces 1.46 Mt LCE LOM over 40 years
  Pre-tax initial capital payback period 3.6 years; after-tax payback 3.7 years**
  Average LOM annual pre-tax cash flow: $435 million; annual after tax cash flow: $396 million
  Initial Capital Costs (“Capex”) estimated at $819 million
  Total Capex estimated at $1,456 million; Sustaining Capital estimated at $767 million
  Operating cost (“Opex”) estimated at $7,443/t LCE inclusive of power credits

      ** Payback is based on Phase 1 capital alone, with undiscounted cashflows

TLC PEA Highlights (Alternate Case – Ramp-Up Production Li + Magnesium Sulfate production):

  Identical LCE production scenario, but with added LOM average production of 1,681,856 tpa of magnesium sulfate (“MgSO4” - monohydrate and heptahydrate) by-products
  Pre-tax Net Present Value (“NPV”)8% $6.06 billion at $20,000/t LCE & $150/t MgSO4
  After-tax NPV8% $5.16 billion at $20,000/t LCE & $150/t MgSO4;
  Pre-tax Internal Rate of Return (“IRR”) of 38.6%
  After-tax IRR of 36.0%
  Pre-tax initial capital payback period 2.6 years; after-tax payback 2.8 years
  Average LOM pre-tax annual cash flow: $684 million; annual after tax cash flow: $591 million
  Initial Capital Costs (“Capex”) estimated at $827 million
  Total Capex estimated at $1,464 million; Sustaining Capital estimated at $738 million
  Operating cost (“Opex”) estimated at $7,443/t LCE inclusive of power credits
  Operating cost (“Opex”) estimated at $817/t LCE, inclusive of power & MgSO4 credits
  PEA mine plan produces 1.46 Mt LCE and 64.9 Mt MgSO4 LOM over 40 years

Readers are encouraged to review the related February 1, 2023 News Release, and the Report titled “Tonopah Lithium Claims Project NI 43-101 Technical Report – Preliminary Economic Assessment” dated March 17, 2023, with an effective date of January 31, 2023, which was prepared by DRA Global and Stantec and can be found under the Company’s profile on SEDAR (www.sedar.com) and on the Company’s website. There are no material differences in the Report from the information disclosed in the February 1, 2023 news release.

Updated to Option, RSU and PSU Grant

The Company notes that its news release of February 2, 2023 referred to the grant of certain incentive stock options (the “Options”), restricted share units (the “RSUs”) and performance share units. The Options are exercisable over a term of sixty-months until February 2, 2028, and the RSUs vest after twenty-four months on February 2, 2025, and not as previously noted.

Qualified Persons
Mr. Ted O’Connor, P.Geo., Executive Vice President of American Lithium, and a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information contained in this news release.

About American Lithium
American Lithium is actively engaged in the development of large-scale lithium projects within mining-friendly jurisdictions throughout the Americas. The Company is currently focused on enabling the shift to the new energy paradigm through the continued development of its strategically located TLC lithium claystone project in the richly mineralized Esmeralda lithium district in Nevada, as well as continuing to advance its Falchani lithium and Macusani uranium development-stage projects in southeastern Peru. All three projects, TLC, Falchani and Macusani have been through robust preliminary economic assessments, exhibit strong significant expansion potential and enjoy strong community support. Pre-feasibility work has now commenced at TLC and Falchani.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com for project update videos and related background information.

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On behalf of the Board of Directors of American Lithium Corp.

“Simon Clarke”

CEO & Director

Tel: 604 428 6128

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information
This news release contains certain forward-looking information and forward-looking statements (collectively “forward-looking statements”) within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the ability to appeal the judicial ruling, and any other statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium’s ability to achieve its stated goals; risks and uncertainties relating to the COVID-19 pandemic and the extent and manner to which measures taken by governments and their agencies, American Lithium or others to attempt to reduce the spread of COVID-19 could affect American Lithium, which could have a material adverse impact on many aspects of American Lithium’s businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium’s ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium’s potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the judicial appeal process in Peru, and any and all future remedies pursued by American Lithium and its subsidiary Macusani to resolve the title for 32 of its concessions; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities due to the COVID-19 pandemic; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, and due to the COVID-19 pandemic measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium’s shares and could negatively affect American Lithium’s ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the “Risk Factors” section of American Lithium’s Management’s Discussion and Analysis filed on June 28, 2022, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

Cautionary Note Regarding Macusani Concessions
Thirty-two of the 169 concessions held by American Lithium’s subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to 32 of the concessions invalid due to late receipt of the annual validity payments. In November 2019, Macusani applied for injunctive relief on 32 concessions in a Court in Lima, Peru and was successful in obtaining such an injunction on 17 of the concessions including three of the four concessions included in the Macusani Uranium Project PEA. The grant of the Precautionary Measure (Medida Cautelar) has restored the title, rights and validity of those 17 concessions to Macusani until a final decision is obtained at the last stage of the judicial process. A Precautionary Measure application was made at the same time for the remaining 15 concessions and was ultimately granted by a Court in Lima, Peru on March 2, 2021 which has also restored the title, rights and validity of those 15 remaining concessions to Macusani, with the result being that all 32 concessions are now protected by Precautionary Measure (Medida Cautelar) until a final decision on this matter is obtained at the last stage of the judicial process. The favourable judge’s ruling confirming title to all 32 concessions from November 3, 2021 represents the final stage of the current judicial process. However, this ruling has recently been appealed by MINEM and INGEMMET. American Lithium has no assurance that the outcome of these appeals will be in the Company’s favour.